Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Biotech Acquisition Company  (the “Company”) on Amendment No. 1 to Form S-1 pursuant to Rule 462 (b) under the Securities Act of 1933, as amended, of our report dated September 21, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of  Biotech Acquisition Company as of September 8, 2020,  and for the period from September 3, 2020 (inception) through September 8, 2020, which report appears in the Prospectus to Form S-1, which is part of the Registration Statement of Biotech Acquisition Company.

/s/ Marcum llp

Marcum llp

New York, NY

January 11, 2021